November 21, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Stephanie Hui, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust II
	File No.:	811-00242
	Filing Type:	Form N-1A

Dear Ms. Hui:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on October 31, 2014, regarding the post-effective amendment to the Natixis Funds Trust II (the “Registrant”) registration statement on Form N-1A for the ASG Global Macro Fund (the “Fund”), which was filed with the Commission on September 15, 2014 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective on December 1, 2014.

Prospectus

1.	Comment. In Footnote 1 to the “Annual Fund Operating Expenses” table, please confirm that the undertaking will be in effect for at least one year.

Response. The Registrant confirms that this undertaking is in effect through April 30, 2016 and has inserted this date into Footnote 1.

2.	Comment. Please confirm that the Adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed only to the extent the expenses in later periods fall below the stated expense caps.

Response. The Registrant confirms that the Adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed only to the extent the expenses in later periods fall below the stated annual expense cap rates.

3.	Comment. In the Fund’s “Portfolio Turnover” section, explain why the Fund will not calculate a portfolio turnover rate.

Response. The Fund will calculate a portfolio turnover rate and has revised the disclosure as follows:

The Fund will pay transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes for you if your Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. ~~Due to the short-term nature of the Fund’s investment portfolio, the Fund will not calculate a portfolio turnover rate.~~

4.	Comment. In relation to the Fund’s name, please confirm that the Fund will invest at least 40% of its total assets in securities of non-U.S. companies across at least three countries.

Response. The Registrant respectfully submits that the use of the term “global” as part of the phrase “global macro” in the Fund’s name does not give rise to confusion regarding the Fund’s investments. The phrase “global macro” is commonly understood to refer to a type of investment strategy that is based on the analysis and forecast of macroeconomic and political trends and conditions throughout the world, including interest rate trends, fiscal and monetary policies, global supply and demand and other fundamental and systemic factors. Investment decisions based on these trends and conditions may cause a “global macro” strategy to have diversified exposure to many countries and geographic regions, or to have more focused exposure to fewer countries and regions. Accordingly, the Registrant respectfully submits that the phrase “global macro” refers to the Fund’s investment strategy, rather than the extent to which the Fund’s investments may be diversified among a number of different countries throughout the world.

The Registrant notes that Rule 35d-1 under the 1940 Act does not apply to terms that suggest an investment objective or strategy. See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (hereinafter FAQ), at Question 9, available at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm. Nor, as the Commission has made clear, does the rule apply to the word “global” itself. See Investment Company Names, Release No. IC-24828 at n. 42 (Jan. 17, 2001); FAQ at Question 10. Moreover, the Registrant notes that, for funds that use the term “global” to connote diversification among investments in a number of different countries throughout the world, the above-referenced 40 percent/3 countries test represents only one effective way for these funds to explain how they intend to invest their assets consistent with this connotation. See Memorandum from Investment Company Institute to SEC Rules Members No. 47-12 et al. (June 4, 2012), available at http://www.ici.org/my_ici/memorandum/memo26215.

The Registrant respectfully submits that the above-referenced test is not representative of a “global macro” investment strategy. For this reason, and because the Staff does not believe that this approach is compulsory, even for traditional “global” funds, see id., the Registrant respectfully submits that the use of term “global” as part of the phrase “global macro” in the Fund’s name does not require the Fund to establish a percentage-based test or a test tied to a threshold number of countries. Accordingly, no changes have been made to the disclosure.

5.	Comment. In the first paragraph under “Principal Investment Strategies” please be more specific when defining “derivative instruments”.

Response. The Fund does not currently intend to invest in derivative instruments other than futures and forward contracts, although it retains the flexibility to do so. The Registrant respectfully submits that additional disclosure is not required at this time.

6.	Comment. Please confirm whether investments in emerging markets will be a part of the Fund’s principal investment strategy. If so, disclose how the Fund will define “emerging markets”.

Response. The Registrant confirms that investments in emerging markets will be a part of the Fund’s principal investment strategy.

The Registrant has revised the disclosure as follows:

Under normal market conditions, the Adviser will typically use a variety of derivative instruments, including futures and forward contracts, to achieve long and short exposures to the returns of global developed and emerging market equity and fixed-income securities, indices, currencies and commodities. Emerging markets are economies that that the Adviser believes are not generally recognized to be fully developed markets, as measured by gross national income, financial market infrastructure, market capitalization and/or other factors. The Adviser will have great flexibility to allocate the Fund’s exposure among various securities, indices, currencies, commodities and other instruments; the amount of the Fund’s assets that may be allocated to derivative strategies and among these various instruments is expected to vary over time. The Fund may also invest in exchange-traded funds (“ETFs”) to achieve certain investment exposures. The Fund may have both “short” and “long” exposures within an asset class. A “short” exposure will benefit when the underlying asset class decreases in price. A “long” exposure will benefit when the underlying asset class increases in price.

7.	Comment. In the second paragraph under the section “Principal Investment Strategies” define what an “absolute-return strategy” seeks to achieve.

Response. The Registrant has revised the disclosure as follows:

The Fund employs an absolute return investment strategy, ~~which means that it is not managed relative to an index in the pursuit of its investment goal~~ which seeks positive returns over time independent of a market index or benchmark (e.g., the S&P 500). Relative return strategies, by contrast, seek to outperform a designated market index or benchmark. ~~Although the Fund seeks positive returns over time, it is likely that the Fund’s investment returns may be volatile over short periods of time.~~ The Fund may outperform the overall securities market during periods of negative market performance and may underperform during periods of strong market performance.

8.	Comment. Restate the fourth and fifth paragraphs under the section “Principal Investment Strategies” in plain English.

Response. The Registrant has revised the disclosure as follows:

The Adviser will ~~adjust the notional exposure of the Fund’s~~ use futures and currency forward positions ~~with the objective of targeting a relatively stable level of~~ to manage the annualized volatility ~~for~~ of the Fund’s overall portfolio. The Adviser currently targets an annualized volatility level of 7.5% or less (as measured by the standard deviation of the Fund’s returns). The Fund’s actual or realized volatility during certain periods or over time may ~~materially~~ significantly exceed its target volatility for various reasons, including changes in market levels of volatility and ~~because the Fund’s portfolio may include~~ investments in instruments that are inherently volatile. This would increase the risk of investing in the Fund.

Under normal market conditions, it is expected that ~~no more than~~ the Adviser will dedicate up to 25% of the Fund’s total assets ~~will be dedicated~~ to initial and variation margin payments relating to the Fund’s derivative transactions. The gross notional value of the Fund’s derivative investments, however, will generally exceed 25% of the Fund’s total assets, and may significantly exceed the total value of the Fund’s assets.

The Fund expects that, under normal market conditions, it will invest at least 50% of its total assets in money market and other short-term, high-quality securities ~~(such as bankers’ acceptances, certificates of deposit, commercial paper, loan participations, repurchase agreements and time deposits)~~ (the “Money Market Portion”) managed by Reich & Tang Asset Management, LLC (“Reich & Tang” or the “Subadviser”),. ~~althought~~ The Fund may invest less than this percentage in the Money Market Portion,. and ~~T~~the Adviser will determine the percentage of the Fund’s assets that will be invested in the Money Market Portion at any time. The assets allocated to the Money Market Portion will be used primarily to support the Fund’s investments in derivatives and, secondarily, to provide the Fund with incremental income and liquidity. Although the Fund will invest a significant portion of its assets in money market instruments, the Fund is not a “money market” fund and the value of the Money Market Portion as well as the value of the Fund’s shares may decrease. The Fund is not subject to the portfolio quality, maturity and net asset value requirements applicable to money market funds, and the Fund will not seek to maintain a stable net asset value. The Fund will concentrate its investments in the financial services industry, which means it will normally invest at least 25% of its total assets in securities and other obligations (for example, bank certificates of deposit, repurchase agreements and time deposits) of issuers in that industry.

9.	Comment. The seventh paragraph under the section “Principal Investment Strategies” states that under normal market conditions it is expected that not more than “10% of the Fund’s total assets” will be dedicated to variation margin payments for commodity-related investments. Are the assets pledged for these transactions Fund assets or those of the Commodity Subsidiary?

Response. The assets dedicated to variation margin payments for commodity-related investments will typically be assets of the Commodity Subsidiary. Under normal market conditions the amount of assets pledged by the Commodity Subsidiary will not be greater than 10% of the Fund’s total assets.

10.	Comment. In the paragraph “Commodity Subsidiary Risk” under the “Principal Investment Risks” heading, please define what “these initiatives” mean in the third sentence or move the sentence to the end of the paragraph.

Response. The Registrant has revised the disclosure as follows:

Investing in the Commodity Subsidiary will indirectly expose the Fund to the risks associated with the Commodity Subsidiary’s investments, such as commodity risk. The Commodity Subsidiary is not registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to all of the investor protections of the 1940 Act. ~~As of the date of this prospectus, the potential impact of these initiatives on the Fund is uncertain.~~ Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Commodity Subsidiary, respectively, are organized, could negatively affect the Fund and its shareholders.

Statement of Additional Information

11.	Comment. In the “Investment Restrictions” section of the SAI, define the “†” symbol that appears in Investment Restriction (3).

Response. The use of the “†” symbol in Investment Restriction (3) indicates that compliance with this restriction will be monitored differently than the Fund’s other investment restrictions. As noted in the “General Notes on Investment Restrictions” sub-section of the “Investment Restrictions” section of the SAI, the Fund will reduce the amount of its borrowings to be in compliance with Investment Restriction (3) any time such asset coverage for such borrowing falls below 300%.

In response to this comment the Registrant has revised the first paragraph of the “Investment Restrictions” section as follows:

The following is a description of restrictions on the investments to be made by the Fund. These restrictions are fundamental policies that may not be changed without the vote of a majority of the outstanding voting securities of the Fund (as defined in the Investment Company Act of 1940 (the “1940 Act”)). Except in the case of the restriction marked with a dagger (†) (see “General Notes on Investment Restrictions” below), the percentages set forth below and the percentage limitations set forth in the Prospectus apply at the time an investment is made and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment. The Fund has elected to be classified as a non-diversified series of an open-end investment company.

12.	Comment. Please state that the Fund’s asset segregation and coverage policies are in compliance with the Investment Company Act of 1940 (the “1940 Act”) and SEC staff guidance.

Response. The Registrant respectfully submits that the Staff has acknowledged that its guidance with respect to asset segregation and coverage is unclear. The Registrant currently intends to cover its obligations under derivatives transactions in a manner that it believes to be consistent with Section 18 of the 1940 Act.

13.	Comment. Revise the first paragraph under “Derivative Instruments” in the “Investment Strategies and Risks” section to indicate under what circumstances the Fund would choose not to employ any derivative strategies.

Response. The Registrant notes that the “Principal Investment Strategies” section of the prospectus states that the Fund will employ a variety of derivatives instruments as a principal investment strategy. The Registrant has revised the above-referenced paragraph to indicate that the Fund may decide not to employ all of the derivative strategies described in the SAI.

Commodity Subsidiary Information

14.	Comment. Except where noted, please provide the following in correspondence: (i) Confirm the Fund and the Fund’s Commodity Subsidiary meet all of the requirements of the 1940 Act on an aggregate basis, in particular, please confirm that the Fund and the Commodity Subsidiary, in aggregate, will comply with the provisions of: (a) Section 8, as it relates to investment policies; (b) Section 18, as it relates to organizational structure and leverage; (c) Section 15 and Section 2(a)(20), as each relates to advisory contracts; and (d) Section 17, as it relates to affiliated transactions and custody; (ii) Include as an exhibit to Part C, the advisory contract of the Commodity Subsidiary; (iii) Identify the custodian of the Commodity Subsidiary; (iv) Confirm that the Fund has received a private letter ruling from the IRS and, if not, explain how it ensures that the 90% gross income requirement is satisfied with respect to the Commodity Subsidiary; (v) Disclose in the prospectus the Commodity Subsidiary’s principal investment strategy and principal risks, if they differ from those of the Fund; (vi) Confirm that the Commodity Subsidiary’s financial statements will be consolidated with the Fund’s; (vii) Confirm that the Commodity Subsidiary’s expenses will be included in the Fund’s fee table; (viii) Confirm that the Commodity Subsidiary and its Board of Directors have agreed to designate an agent for service of process within the United States and have agreed to the inspection of the Commodity Subsidiary’s books and records by the SEC staff; and (ix) Confirm that the Commodity Subsidiary’s Board of Directors will sign the Fund’s registration statements.

Response. (i) The Registrant confirms that it will treat the assets of the Commodity Subsidiary as assets of the Fund for purposes of the noted provisions; (ii) The advisory contract between the Commodity Subsidiary and AlphaSimplex Group, LLC will be included as an exhibit to Part C; (iii) The custodian of the Commodity Subsidiary is State Street Bank and Trust Company; (iv) The income from the Commodity Subsidiary is expected to qualify for purposes of the 90% gross income requirement through the current payment of actual dividends from the Commodity Subsidiary to the Fund, by virtue of the following language in Section 851(b) of the Internal Revenue Code: “For purposes of paragraph (2), there shall be treated as dividends amounts included in gross income under section 951(a)(1)(A)(i) or 1293(a) for the taxable year to the extent that, under section 959(a)(1) or 1293(c) (as the case may be), there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included.”; (v) The Registrant confirms that the Commodity Subsidiary’s principal investment strategies and principal risks are disclosed in the prospectus; (vi) The Registrant so confirms; (vii) The Registrant so confirms; (viii) The Commodity Subsidiary has agreed to service of process within the United States and the Commission and its staff will have access to duplicate copies of books and records of the Commodity Subsidiary, which are retained at an office located within the United States, consistent with the requirements of Section 31 of the 1940 Act. The Fund will in the future seek to have the directors of the Subsidiary agree to service of process within the United States if and to the extent required at the time under applicable law; and (ix) The Registrant confirms that it will seek to have the directors of the Subsidiary sign the signature page of the Fund’s registration statements if and to the extent required at the time under applicable law.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete Assistant Secretary Natixis Funds Trust II

cc:	Russell L. Kane, Esq. Michael G. Doherty, Esq. John M. Loder, Esq.